UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 6)1

Jamba, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

47023A309
(CUSIP Number)

GLENN W. WELLING
ENGAGED CAPITAL, LLC
610 Newport Center Drive, Suite 250
Newport Beach, California 92660
(949) 734-7900

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 610,465
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 610,465
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital Master Feeder II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,070,747
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,070,747
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,070,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 610,465
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 610,465
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital I Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 610,465
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 610,465
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 610,465
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,070,747
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,070,747
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,070,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital II Offshore Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,070,747
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,070,747
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,070,747
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,681,212
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,681,212
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,681,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Engaged Capital Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,681,212
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,681,212
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,681,212
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 47023A309

1	NAME OF REPORTING PERSON Glenn W. Welling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,684,063
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,684,063
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,684,063*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4%
14	TYPE OF REPORTING PERSON IN

____________________
* Includes 2,851 Shares owned directly by Mr. Welling.

CUSIP NO. 47023A309

The following constitutes Amendment No. 6 to the Schedule 13D filed by the undersigned (“Amendment No. 6”).  This Amendment No. 6 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engaged Capital Master I and Engaged Capital Master II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 610,465 Shares beneficially owned by Engaged Capital Master I is approximately $7,039,676, including brokerage commissions. The aggregate purchase price of the 1,070,747 Shares beneficially owned by Engaged Capital Master II is approximately $13,291,078, including brokerage commissions.

The Shares owned directly by Mr. Welling represent Shares acquired upon the vesting of Restricted Stock Units granted to Mr. Welling and Shares awarded to Mr. Welling, in each case in his capacity as a director of the Issuer. Mr. Welling directly owns 2,851 Shares and 3,000 unvested Restricted Stock Units, each representing a contingent right to receive one Share.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 16,140,542 Shares outstanding as of August 3, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 10, 2015.

As of the close of business on September 9, 2015, Engaged Capital Master I beneficially owned 610,465 Shares, constituting approximately 3.8% of the Shares outstanding. Each of Engaged Capital I and Engaged Capital Offshore, as feeder funds of Engaged Capital Master I, may be deemed to beneficially own the 610,465 Shares owned by Engaged Capital Master I, constituting approximately 3.8% of the Shares outstanding.

As of the close of business on September 9, 2015, Engaged Capital Master II beneficially owned 1,070,747 Shares, constituting approximately 6.6% of the Shares outstanding.  Each of Engaged Capital II and Engaged Capital Offshore II, as feeder funds of Engaged Capital Master II, may be deemed to beneficially own the 1,070,747 Shares owned by Engaged Capital Master II, constituting approximately 6.6% of the Shares outstanding.

As of the close of business on September 9, 2015, Mr. Welling directly owned 2,851 Shares, constituting less than 1% of the Shares outstanding.

Engaged Capital, as the general partner and investment adviser of Engaged Capital Master I and Engaged Capital Master II, may be deemed to beneficially own the 1,681,212 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 10.4% of the Shares outstanding.  Engaged Holdings, as the managing member of Engaged Capital, may be deemed to beneficially own the 1,681,212 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, constituting approximately 10.4% of the Shares outstanding.  Mr. Welling, as the founder and CIO of Engaged Capital and sole member of Engaged Holdings, may be deemed to beneficially own the 1,681,212 Shares owned in the aggregate by Engaged Capital Master I and Engaged Capital Master II, which, together with the Shares he directly owns, constitutes an aggregate of 1,684,063 Shares, constituting approximately 10.4% of the Shares outstanding.

CUSIP NO. 47023A309

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b)           By virtue of their respective positions with Engaged Capital Master I, each of Engaged Capital I, Engaged Capital Offshore, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master I.

By virtue of their respective positions with Engaged Capital Master II, each of Engaged Capital II, Engaged Capital Offshore II, Engaged Capital, Engaged Holdings and Mr. Welling may be deemed to have sole power to vote and dispose of the Shares reported owned by Engaged Capital Master II.

Mr. Welling has the sole power to vote and dispose of the Shares directly owned by him.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer by the Reporting Persons since the filing of Amendment No. 5 to the Schedule 13D. All of such transactions were effected in the open market except as otherwise set forth therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 8, 2015, Engaged Capital, on behalf of certain of its affiliates, entered into a Purchase Trading Plan Agreement (the “Agreement”) with Mutual Securities, Inc. (“MSI”) for the purpose of establishing a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.

Shares purchased pursuant to the Agreement may only be purchased in accordance with trading requirements adopted by Engaged Capital, and there can be no assurance as to how many Shares, if any, will be purchased pursuant to the Agreement or at what price any such Shares will be purchased.

A copy of the Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Purchase Trading Plan Agreement, dated September 8, 2015.

CUSIP NO. 47023A309

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 10, 2015

Engaged Capital Master Feeder I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Master Feeder II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital I, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital I Offshore, Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

CUSIP NO. 47023A309

Engaged Capital II, LP

By:	Engaged Capital, LLC General Partner

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital II Offshore Ltd.

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Director

Engaged Capital, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Founder and Chief Investment Officer

Engaged Capital Holdings, LLC

By:	/s/ Glenn W. Welling
	Name:	Glenn W. Welling
	Title:	Sole Member

/s/ Glenn W. Welling
Glenn W. Welling

CUSIP NO. 47023A309

 SCHEDULE A

Transactions in Securities of the Issuer Since Amendment No. 5 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

ENGAGED CAPITAL MASTER FEEDER II, LP

Purchase of Common Stock	43,898	13.9752	09/01/2015